Exhibit 21.1

Subsidiaries of Cathay Merchant Group, Inc.

NAME OF SUBSIDIARY	JURISDICTION OF INCORPORATION OR ORGANIZATION	PERCENTAGE SHARE OWNERSHIP AS OF JANUARY 31, 2005
Cathay Merchant Group Ltd.	Samoa	100%
Cathay Merchant Group Shanghai Ltd.	P.R. China	100%(1)
Equidyne Systems, Inc.	California	100%
Equidyne Holdings (2)	Massachusetts	100%
Dynamic Dental Systems, Inc.	Delaware	100%
Cathay Merchant Group (Wyoming), Inc.(3)	Wyoming	100%

(1)     Wholly-owned by Cathay Merchant Group Ltd.

(2)     Equidyne Holdings is a Massachusetts trust

(3)     Cathay Merchant Group (Wyoming), Inc. was incorporated on March 2, 2005, solely to carry out the merger.